April 29, 2025

<u>VIA E-MAIL</u>

Mr. Brad A. Green, Esq.
Kirkland & Ellis
601 Lexington Avenue
New York, NY 10022

Re: Adams Street Private Equity Navigator Fund LLC (the "Fund")
File Nos. 333-286321 and 811-24072

Dear Mr. Green:

On April 1, 2025, you filed a registration statement on Form N-2 ("Registration Statement") on behalf of Adams Street Private Equity Navigator Fund LLC. (the "Fund") to register shares of the Fund. Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses. All references to page numbers in this letter refer to the pagination of the registration statement unless otherwise noted.

PROSPECTUS

COVER PAGE, Pages 1-3

1. The second sentence of the second paragraph on the **Cover Page** states that the Fund seeks to provide access to "high quality private markets asset classes." Because quality generally refers to specific investments, please consider rephrasing this throughout to "investments" rather than asset classes.

2. The disclosure in the third paragraph of the first page references the reorganization of the "predecessor fund" with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Letter, please explain any differences and similarities between the facts underlying the reorganization of the predecessor fund into the fund and those in the Guidestone Letter. Please explain why the predecessor fund did not itself register as a fund and instead reorganize into the Fund. If you are relying on the Guidestone letter, please confirm in

correspondence each of the representations contained in the Guidestone incoming letter or identify any representation in the Guidestone letter that the Fund cannot make and the reasons why.

3. The third paragraph of the first page discloses the predecessor private fund. Please disclose more clearly that this is a private fund converting into a registered fund and not an acquisition of the private fund by this Fund, if that is the case.

4. Please provide an analysis addressing the applicability of Reg S-X § 6-11 to the transaction described in the third paragraph of the Cover Page to the Registration Statement and address the following in your response:

   a) Whether the transaction meets the definition of a fund acquisition as defined in Reg S-X § 6-11(a)(2); and

   b) Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the Registration Statement.

5. Please add a bullet to the Cover Page risk disclosure on **Page 2** that states "An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses."

6. The first bullet point on **Page 2** of the Cover Page discloses that the shares will not be listed and then discusses that the Fund may offer to repurchase shares from time to time. Please add after the last sentence to this bullet point qualifying disclosure that the Board is not obligated to approve, or the Fund to conduct, such quarterly share repurchases.

7. **Page 80** of the Registration Statement discloses that distributions could be paid from use of leverage, offering proceeds or payments by the adviser ("Adviser"). Given that disclosure, please add a bullet point after the fourth bullet point on **Page 2** of the Cover Page to the effect that "The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Adviser that are subject to repayment by investors."

8. The final paragraph of **Page 2** of the Cover Page includes disclosure about the Fund's underwriter. Please include the offering table required by Item 1(g) of Form N-2.

SUMMARY OF OFFERING TERMS, Pages 1-14

9. The first paragraph on **Page 1** of the section entitled "SUMMARY OF OFFERING TERMS" discloses that investors should consult other information before making an investment decision, including the limited liability company agreement "Limited Liability Agreement." Please confirm to the staff that the material terms of the Limited Liability Agreement are disclosed in this Registration Statement. Also, please add a statement after

this sentence stating that the material terms of the Limited Liability Agreement are discussed in this Registration Statement and provide a cross reference to where this discussion is located.

Investment Objective and Strategy, Pages 2-3

10. The second paragraph of the section entitled **"Investment Objective and Strategy"** on **Page 2** includes generalized disclosure about Fund investments that "are expected to be include[d]" to define the terms "Direct Investments", "Primary and Secondary Investments" and "Fund Investments" which are then tied to the Fund's 80% policy on **Page 2**. These comments refer to the disclosure in this paragraph:

 a) The first sentence of this paragraph states that the Fund intends to provide shareholder access to "high quality private market asset classes." Because there are no quality restrictions on debt or equity interests the Fund could purchase and quality generally refers to characteristics of specific investments (*i.e.*, U.S. government securities or senior debt), please rephrase this sentence to explain what asset classes the Fund is identifying as high quality and the basis for that statement or rephrase this sentence to accurately reflect characteristics of the Fund's investments consistent with the risk disclosure in the Registration Statement;

 b) The second sentence of this paragraph states that the Fund's investments are expected to include certain instruments. Please confirm to the staff that the instruments discussed in this section are complete and, if so, please remove qualifiers such as "expected to include" with a more definitive statement of the Fund's principal strategies;

 c) The second paragraph under this section on Page 2 defines investments in "private equity funds" as "Primary and Secondary Investments", whereas the fourth paragraph (under the sub-heading "Primary and Secondary Investments") defines "Primary and Secondary Investments" as "private funds". Please reconcile. Please also revise the disclosure to consistently define this term and disclose whether the Fund will be limiting its investments to private equity funds or if the Fund will be investing generally in private funds;

 d) Please confirm to the staff that the phrase "third-party managers" in subparagraph (i) refers to managers that are unaffiliated with the Fund or its Adviser, and if so, disclose that in an appropriate part of the Registration Statement;

 e) Please define in an appropriate place in the Registration Statement how the Fund defines a "private company" for purposes of sub-paragraph (ii) (*i.e.,* a company that has no class of securities registered or listed under the securities laws of the relevant jurisdiction or some other criteria);

 f) Subparagraph (ii) of the second sentence uses a defined term "Fund Investments" to refer to "Direct Investments" and "Primary and Secondary Investments" but the Fund's 80% policy on **Page 2** refers to the term "Private Equity Investments." Please explain supplementally to the staff whether the term "Fund Investments" refers to a broader universe of private asset investments that the Fund can invest in as part of the 20% bucket or what the defined term "Fund Investments" relates to. If the term "Fund Investments" broadly defines all investments that the Fund can invest in, consider breaking that out in the discussion of the Fund's 80% investment policy on **Page 2**.

11. The third paragraph of this section on **Page 2** discloses that the Fund will seek broad diversification across geography . . .." Because this Fund is non-diversified, please include a sentence disclosing that and what that means (*e.g.,* that the Fund could be invested to a greater degree in individual issuers**).** The last sentence of the third full paragraph on Page 19 states that the Fund will invest predominantly in the United States but could invest globally. Please define what you mean by diversification across geography if the Fund will invest predominantly in the United States.

12. In the second bullet point under the sub-section entitled "Primary and Secondary Investments" on **Page 2**, a Secondary Investment is defined as an investment through a secondary purchase of a Portfolio Fund "or asset." The following comments relate to this disclosure.

    a) Please reconcile the disclosure in this bullet point that a Secondary Investment could include investments through a secondary purchase of a Portfolio Fund "or asset" with the disclosure in the subparagraph (i) of the second paragraph of this section that refers solely to primary and secondary investments as investments in private equity funds.

    b) If Primary and Secondary Investments include investments in other "assets," please disclose what other "assets" would be considered Primary or Secondary Investments. The staff could additional comments based on your response.

    c) Please clarify if the Fund looks through a Portfolio Fund to its underlying assets to determine if the Portfolio Fund invests in securities or interests of private companies.

    d) The term "Primary Investment" includes investments in a Portfolio Fund "which has yet to invest a substantial portion of its capital in underlying portfolio companies". Please note that unfunded commitments may not be counted towards the Fund's 80% policy under Rule 35d-1 of the Investment Company Act of 1940 ("1940 Act").

13. The following comments relate to the disclosure in the sub-section on **Page 2** entitled "Direct Investments."

    a) Please confirm to the staff that the first sentence refers to investments in private companies as referenced in sub-paragraph (ii) of the second paragraph and, if so, please consider adding the word "private" before the word "companies".

    b) The first bullet point of this section refers to equity or "equity-like" investments. In an appropriate place in the registration statement define the phrase "equity-like" investments;

    c) The second bullet point defines a "Co-Investment" as an investment in a Portfolio Fund or sponsored transaction which will primarily constitute equity or equity-like instruments. Because Co-Investments are part of the defined term for the Fund's 80% policy on **Page 3**, please explain and clarify:

        i. whether debt instruments could be a Co-Investment and count towards the Fund's 80% investment policy as Co-Investments are not excluded from the 80% policy as Private Credit Investments are on **Page 3**; and

ii. if debt securities of Co-Investments are part of the Fund's 80% policy, whether the parenthetical is an additional investment policy of the Fund or how it relates to the Fund's 80% policy on **Page 3**.

d) The third bullet on Page 2 defines a "Private Credit Investment" as an investment in senior or subordinated debt, and includes a parenthetical that this term does not include equity investments that are otherwise structured as credit for tax or regulatory reasons. Please define what the Fund means by this parenthetical in an appropriate place in the registration statement.

14. The inclusion of the second full paragraph on **Page 3** before the Fund's 80% policy divides the recitation of the Fund's principal strategies. Consider moving this to an appropriate part of the registration statement.

15. Please explain supplementally to the staff and disclose how factors (i)-(ix) in the second paragraph on **Page 3** are relevant to an investment's classification as one of the sub-categories of investments in relation to the compliance with the Fund's required 80% policy.

16. The third full paragraph on **Page 3** excludes "publicly listed private equity investments" from the Fund's 80% investment policy. Please explain supplementally to the staff and disclose in an appropriate place in the registration statement what constitutes a "publicly listed private equity investment", and please provide the staff with some examples.

17. Please clarify whether the Fund could invest in publicly listed private equity investments and Private Credit Investments as part of its 20% allocation. Please confirm that all investments that could be utilized as a principal strategy in the Fund's 20% allocation are disclosed.

Performance Information, Page 3

18. The second sentence of the first paragraph of the section entitled **"Performance Information"** on **Page 3** states that the Fund's fees and expenses will be higher than the Predecessor Fund based on "among other things" the fact that the Predecessor Fund was not subject to the restrictions of the 1940 Act. Please identify the other factors that are resulting in this Fund having higher fees than the Predecessor Fund in an appropriate place in the Registration Statement or remove the partial explanation of why the Fund's fees will be higher.

19. Please bold the third sentence of the first paragraph of the section entitled **"Performance Information"** on **Page 3**.

Risk Factors, Pages 3-4

20. This section discloses that the Fund is subject to substantial risks and the second sentence of the first paragraph states that Adviser will attempt to moderate any risks. Please confirm that the Adviser will seek to moderate all risks and disclose in an appropriate place in the Registration Statement how the Adviser will attempt to moderate these risks. If this phrase is left in Summary Risk disclosure, please include a cross reference to the section of the Registration Statement where these risk mitigation strategies or techniques are discussed.

Tender Offers, Pages 10-11

21. Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the Registration Statement here and in the section entitled **"Repurchases of Shares"** on **Pages 77-80** to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (*i.e.,* quarterly, semi-annually, annually, *etc*.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. The staff believes that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when a definitive tender offer is made.

Credit Facility, Page 12

22. The second paragraph of the section entitled **"Credit Facility"** on **Page 12** discloses that the Fund intends to enter into a credit facility with two SPVs that are wholly owned by the Fund ("Subsidiary" or "Subsidiaries"). In connection with the Fund's use of Subsidiaries:
    a) Please explain or confirm supplementally to the staff the following:
        i. Whether the Subsidiaries will be used solely to enter into the Credit Facility or whether they also could be used to purchase certain assets or investments for the Fund);
        ii. Confirm that each Subsidiary that will be used by the Fund is wholly owned**;**
        iii. Whether the financial statements of the Subsidiaries will be consolidated with those of the Fund;
        iv. Confirm that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.
    b) We note **Page 20** contains disclosure on certain points regarding the operation of the Subsidiaries. Please disclose the following additional points in an appropriate place in the Registration Statement:
        i. that "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund;
        ii. that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;
        iii. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as

an exhibit to the Registration Statement of the Fund. If the same person is the Adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined;

iv. Identify the custodian of the Subsidiary, if any.

v. any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

vi. the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table; and

Voting Interest, Page 13

23. This section refers to the LLC Agreement in describing certain voting rights. Because you reference the LLC Agreement, please include a cross reference to the part of the Registration Statement that discusses the other material parts of this Agreement affecting shareholders.

SUMMARY OF FEES AND EXPENSES, Pages 14-16

24. Footnote 4 to the **Fee Table** on **Page 15** includes a description of the incentive fee. Please add a cross reference to the section of the Registration Statement that includes an example of how this fee would be calculated.

25. Please disclose in FN 8 of the Fee Table that only the Board may terminate the Expense Limitation Agreement during the initial one-year term.

PEFORMANCE, Page 17

26. The paragraph of the section entitled **"Performance"** on **Page 17** contains a brief description of the performance of the Predecessor Fund contained in Appendix A. Similar to the summary, please include a statement in bold that the Fund's expenses are expected to be higher and thus its performance would have been lower than the Predecessor Fund.

USE OF PROCEEDS, Page 17

27. Please disclose how long it is expected to take for the Fund to fully invest its net proceeds.

INVESTMENT PROGRAM, Pages 18-27

Investment Strategy, Pages 18-20

28. We note that this section differs from the summary in some material respects, including the absence of an introductory paragraph similar to the second sentence of the second paragraph of the section entitled **"Investment Objective and Strategy"** on **Page 2** that

states that the Fund will invest in private equity funds and direct investments in the equity and/or debt securities of private companies which explains the nexus of the Fund's investments with its name. For example, on **Page 18** there is no disclosure that "Primary and Secondary" Investments" and "Direct Investments" are in private funds or private companies. Accordingly, please make conforming changes to this section based on comments to similar disclosure in the summary and clearly disclose how the Fund's investments are tied to the use of "Private Equity" in its name that requires an 80% investment policy.

The Adviser's Investment Strategy and Process, Pages 22-27

29. The second sentence of the section entitled **"Post-Investment Monitoring"** on **Page 26** states that the Adviser's monitoring process is in part designed to reduce risks. Similar to Comment 20 that also discloses the Adviser's attempt to moderate any risks, please explain how the risks are moderated either through investments in derivatives or other investment techniques or how the monitoring process reduces risks.

ADAMS STREET OVERVIEW, Pages 27-29

30. The third paragraph of this section on **Page 27** discloses Adams Street (parent company) assets under management. Please disclose separately the AUM of Adams Street and the AUM of the Adviser to the Fund.

RISKS, Pages 31-60

31. With respect to the second sentence of opening paragraph of the section entitled **"Risks"** on **Page 31**, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Fund disclaims responsibility for its own disclosure and/or that the summary is incomplete. Please do not replace this language with any type of qualification. In addition, please revise any other disclaimers or qualifications in the Registration Statement accordingly.

32. Please bold the second sentence of the fourth paragraph on **Page 38.**

INVESTMENT ADVISORY AGREEMENT, Pages 66-68.

33. In the section entitled **"Incentive Fee"** on **Pages 66-67**, consider providing an example of how this incentive fee would be calculated.

34. The section entitled **"Resource Sharing Agreement"** on **Page 67** discloses that Adams Street has entered into a resource sharing agreement with the Adviser to provide seasoned investment professionals. Please explain supplementally to the staff the nature of the agreement that, at a minimum, addresses the following:

    a) Identify whether there is a written resource sharing agreement in place and provide the staff with a copy of the agreement;

b) Identify each affiliate that may provide investment management or trading services to the Fund;

c) In your response, address: (i) the specific services the affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the affiliate's personnel and resources for investment opportunities; (iii) whether the affiliate's personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940 ("Advisers Act"); (iv) whether and what fees are paid to the affiliate; (v) whether the affiliate is considered a fiduciary with respect to the Fund; (v) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

d) Please explain if affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

e) Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser's affiliates.

Net Asset Value

35. The disclosure in the last paragraph on **Page 70** states that "[v]aluation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security or other asset owned by the Fund". Please further supplementally explain the basis for this statement why valuations might differ for different clients holding the same asset.

CERTAIN PROVISIONS IN THE LIMITED LIABILITY COMPANY AGREEMENT, Pages 82-83

36. With respect to the second sentence of opening paragraph of the section entitled **"Certain Provisions in the Limited Liability Company Agreement" on Page 82,** please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Fund disclaims responsibility for its own disclosure and/or that the summary is incomplete. To the extent that you wish to direct investors to read the Limited Liability Company Agreement, please state the applicable Exhibit Number. Also, please see the staff's comments on the Limited Liability Agreement for additional comments and disclosure of additional provisions.

37. The first sentence of the section entitled "Limitation of Liability: Indemnification" includes the term "Indemnified Persons". Please define what you mean by Indemnified Person in plain English.

CUSTODIAN, Page 97

38. In the section entitled **"Custodian"** on **Page 97**, please identify the custodian of the Fund's Subsidiaries.

APPENDIX A: PERFORMANCE INFORMATION, Page A-1

39. Please bold the third sentence for emphasis.

40. Disclose that the Predecessor Fund's objectives, policies, guidelines and restrictions are, in all material respects, equivalent to the Fund's.

41. Disclose the date when the Predecessor Fund transferred its assets to the Fund or completed the reorganization of the Predecessor Fund into a closed-end fund.

42. Please supplementally confirm that the prior performance has been adjusted to reflect the maximum sales load of the Fund or each class of the Predecessor Fund.

43. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

44. State that the adviser for the Fund was the adviser for the Predecessor Fund for the entire performance period shown. Also, state whether the adviser managed any other accounts that were materially equivalent to the Fund. Were these other accounts converted to registered companies, and if not, why not? Please supplementally explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Fund.

45. State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

46. Describe supplementally whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (*e.g.*, via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

47. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

STATEMENT OF ADDITIONAL INFORMATION

48. In the second paragraph on page 2 of the SAI, with respect to the Fund's consideration of underlying investments of Portfolio Funds, please add "or should be known" after "to the extent known".

PART C: OTHER INFORMATION, Unnumbered

Exhibit 2(a)(2) –LIMITED LIABILITY COMPANY AGREEMENT

49. In the last sentence of Section 2.10 of Article II, replace the phrase "1940 Act and the Advisers Act" with "applicable securities laws."

50. Section 3.2(b) of Article III governs the designation of a Chairperson. The second sentence states that any such Person who is an Independent Director shall be a non-executive Chairperson of the Board. Please supplementally confirm that the Chairperson will be an Independent Director.

51. Please confirm that the powers discussed in Section 3.6(f) of Article III of the Agreement does not include the Fund purchasing insurance that would indemnify any covered person from disqualifying conduct as set out in the 1940 Act or other applicable federal securities laws.

52. Section 3.9 of Article III of the Agreement purports to make members agree that the Agreement to the extent it restricts or eliminates duties (including fiduciary duties), and liabilities of officers, directors or other persons will replace such duties and liabilities existing in law or equity. We understand that Delaware law may permit a fund to eliminate or alter the fiduciary duties of trustees, shareholders, shareholders, officers or other persons and replace them with the standards set forth in the Agreement. Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, members of any advisory board, investment adviser(s), principal underwriter(s) ("fiduciary covered persons") are inconsistent with federal securities laws and the Commission's express views on such person's fiduciary duties. Please add a provision to Section 3.9 of the Agreement to clarify explicitly that notwithstanding anything to the contrary in the Agreement modifying, restricting or eliminating the duties or liabilities of trustees, officers, or the Adviser covered by this waiver provision in the governing Agreement shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such covered persons with respect to matters arising under the federal securities laws.

53. Please disclose in the registration statement and under Section 5.2 of Article V of the Agreement that any mandatory redemptions by the Fund will comply with Rule 23c-2 of the 1940 Act.

54. Section 9.6(b) of Article IX of the Agreement states that each member agrees to mandatory arbitration of any controversies. Mandatory arbitration provisions are contrary to the federal securities laws' anti-waiver provisions. As such, please revise Sections 9.6(b) and (c) to state that these provisions do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Registration Statement this provision and that it does not apply to claims arising under the federal securities laws.

55. After amending Section 9.6(b) in response to comments, if members are waiving their right to jury trial, please disclose that provision in an appropriate part of the Registration Statement.

56. Section 9.6(d) states that members waive any right to assert any claim or participate in any claim against the Fund, the Board or the Adviser or to the extent that a court allows a member to participate in a class or collective or representative action that the member

waives the ability of the prevailing party to recover attorneys' fees and/or the right to submit a claim or participate in any recovery through a class action. Please amend Section 9.6(d) to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate place in the Registration Statement and disclose that it does not apply to claims arising under the federal securities laws.

57. Please revise Section 9.9 of the Agreement to add "unless required otherwise by applicable federal securities laws" in describing the Board's power to effect a merger or consolidation without a member vote.

58. Please rephrase Section 9.11(a) of Article IX of the Agreement to apply solely to such member information furnished to a member by the Fund. Please disclose this provision in an appropriate place in the Registration Statement.

Item 30. Indemnification.

59. Please include the undertaking required by Rule 484 of the Securities Act of 1933 ("Securities Act").

GENERAL COMMENTS

60. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

61. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.

62. If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

63. Please advise the staff of any other exemptive orders (other than the ones mentioned in the Registration Statement or in response to previous comments) or no-action letters that the Fund intends to rely upon.

64. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (303) 324-6165.

Sincerely,

/s/ Eileen Smiley

 Eileen Smiley
Senior Counsel

cc: Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief